                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                            SEC File Number: 1-13263
                           CUSIP Number: 14844P 10 5

(Check One):[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]N-SAR

               For Period Ended: December 31, 2000
               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

                          Castle Dental Centers, Inc.
                          ---------------------------
                            Full Name of Registrant

                                      N/A
                                      ---
                           Former Name if Applicable

                      1360 Post Oak Boulevard, Suite 1300
                      -----------------------------------
           Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77056
                              --------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
     [X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not filed its Form 10-K for the year ended December 31, 2000, because the registrant, despite its best efforts, has been unable to complete its financial statements. The registrant is in default under its credit agreements and has devoted considerable resources to structuring a plan of operations acceptable to its creditors. This task has been undertaken with the assistance of outside consultants and a new interim chief executive officer. In connection with this ongoing review of operations management has been unable to finalize the registrant's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               John M. Slack               (713) 479-8000
               -------------               --------------
               (Name)            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not identified reports(s).
                                                            [X] Yes    [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes    [ ] No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon its review of the registrant's financial position undertaken in connection with its review of operations, management has determined that certain additional costs should be expensed in the fourth quarter. These costs include expenses related to the closing of unprofitable dental centers, personnel reductions and professional fees related to the default under the credit agreements and ongoing litigation. In addition, management has determined that the registrant will need to recognize additional increases in its allowance for doubtful accounts in the fourth quarter. Net income also will be affected by an increase in interest expenses relating to higher effective interest rates and default interest under the registrant's credit agreements.

The registrant estimates that it will report a net loss of between $1.04 and $1.10 per share for the fourth quarter of 2000 and between $2.76 and $2.82 per share for the full year. This compares with net loss of $0.06 per share for the fourth quarter and net income of $0.18 per share (diluted) for the year ended December 31, 1999.
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                          Castle Dental Centers, Inc.
                          ---------------------------
                 (Name of  Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                              /s/ JOHN M. SLACK
Date April 3, 2001        By -------------------------------------------
     -------------                John M. Slack, Chief Financial Officer